December 8,  2006



Securities and Exchange Commission			VIA EDGAR and  FEDEX
Division of Investment Management
 Attn: Ellen Sazzman
100 "F" Street NE
Washington, D.C.   20549-4644

Re:  		Comments to Initial Registration Statements on Form N-4
		Symetra Life Insurance Company ("Symetra")
		Symetra Separate Account C
		File Nos:  333-137411 and 811-8052


Dear Ms. Sazzman:

Enclosed are the marked changes made in response to the staff's comments to the above referenced filings on Form N-4. We have not filed a pre-effective amendment for the above referenced filings, and are providing a redline document showing the changes made. This responsive letter has been filed on EDGAR as correspondence for both of the above-referenced filings.

The following repeats the specific staff comments and is followed by our response to those comments.

1.	Summary (pp. 5-6)

	a.	In the Annuity Payments section, please identify the
		"three payment options" referred to in the first sentence. Please revise the last sentence to accurately describe the relationship between variable payments and the portfolios.

		-	Symetra has added disclosure to the Summary to more
			clearly identify the payment options available. Symetra has also added language to disclose that variable payments are based upon the investment in the Sub-accounts and therefore, will vary depending on market conditions.

	b.	In the Charges & Expenses section, paragraph 1, please
		describe the bases for the mortality and expense risk charge and the asset-related administration charge. Please disclose how the "age of each Purchase Payment" is determined in paragraph 2.

		-	Symetra has added disclosure to the second paragraph
			under the Charges and Expenses section to clarify that the mortality and expense risk charge and the asset-related administration charge are based upon the average
			daily net assets of each Sub-account.   We have also
			added disclosure to the fourth paragraph of the same section to discuss how the age of each Purchase Payment is determined.

	c.	In the Taxes section and the Access To Your Money section on
		p. 6, please clarify the phrase "take out" and describe with greater specificity the source of the funds being withdrawn. Also, please clarify what is meant by "pre-tax dollars."

		-	Under the Section Taxes and Access to Your Money,
			Symetra replaced the term "take out" with "withdraw" and added disclosure to make it clearer that the withdrawals are from the contract value. Symetra has removed the reference to "pre-tax dollars".

	d.	In the Other Information section on p. 6, please disclose how
		other charges in addition to the surrender charge will be reflected in the amount returned during the Right to Examine period. See Form N-4, Item 11(e).

		-	Symetra has redrafted the disclosure under Other
			Information to make it clearer that no charges will be reflected in the amount returned under the Right to Examine period.

	e.	Please clarify whether there is a charge for any of the
		Strategies listed in the Transactions section.

		-	There is no charge for any of the strategies listed in
			the Transactions section. Symetra has added this disclosure to the section.

2.	Transaction Expenses Table (p. 8)

	Rule 6c-8(b)(1) limits the total amount of sales load to no more than 9% of purchase payments made for the contract. Please disclose that the aggregate of the withdrawal charge and the surrender charge will not exceed 9% of the purchase payments. See 12 C.F.R. S 270.6c-8. Please explain to staff how the Registrant will ensure that the total sales load (surrender charge plus partial withdrawal charge) will not exceed 9% of purchase payments.

		-	Symetra has added the disclosure regarding the total
			amount of surrender charge and withdrawal charge as footnote number 2 to the Owner Transaction
			Expenses table. Symetra represents that the total amount of such charges will not exceed 9% of Purchase Payments through its administrative system which makes an automatic comparison of these charges to the 9% limit to ensure that the limit is not exceeded.

3.	Periodic Charges Table (p. 8)

	a.	Please revise the description of the basis of the Guaranteed
		Minimum Death Benefit Age Extension optional rider (GMDBAE) to more accurately reflect how the percentage charge is assessed, e.g., as a percentage of the average daily net assets of the Separate Account or average account value. Please make a corresponding revision where applicable elsewhere in the prospectus, e.g., the summary at p. 6 and in the narrative charges section at p. 19, See Form N-4, Item 3.

		-	Symetra revised the description in the Periodic Charge
			Table regarding the GMDB-Age Extension rider to more accurately reflect that the charge is assessed as a percentage of the average daily net assets of each Sub-account.

	b.	Please disclose the basis for the asset-related administrative
		charge in that table at the bottom of p. 8. Also please revise the Separate Account table to note prominently that the total does not include the Asset-Related Administration Charge.

		-	Symetra has added disclosure to the asset-related
			administration charge table stating that the charge is deducted daily and shown in the table as an annual rate.

		-	The Separate Account Fee Table includes the maximum
			asset related administration charge in the Total Maximum Separate Account Annual Expenses item. Therefore, Symetra has not made additional disclosure.

4.	Total Annual Portfolio Operating Expenses Table (p. 8)

	Please confirm to staff that the range of total annual fund operating expenses will not reflect any waiver or reimbursement arrangements. See Form N-4, Item 3, Instruction 17.

		-	Symetra has completed the total annual portfolio
			operating expenses table and the range does not include any waiver or reimbursement arrangements.

5.	Individual Annual Portfolio Operating Expenses Table & Expense
	Examples (p. 9)

	a.	Please relabel the table as Individual Annual Operating Expense
		Table. Please modify the first two sentences in the first paragraph on p. 9 to clarify the table to which they apply. Please provide the completed table to staff for review.

		-	Symetra has relabeled the table as requested and made
			changes throughout the prospectus to accurately reflect the new table title. Symetra has added the total annual portfolio operating expenses to the table for review.

	b.	Please identify each fund of funds listed in the table and,
		if applicable, disclose the range of underlying fund expenses in a footnote to the table.

		-	None of the Portfolios offered under this contract
			are fund of funds.

	c.	Please make explicit that the examples include the Asset-
		Related Administration Charge.

		-	Symetra has made the disclosure clearer regarding the
			inclusion of the asset-related administration charge in the examples.

6.	The Annuity Contract (p. 12)

	a.	Please disclose in the third paragraph of this section from
		where money is being "taken out."

		-	Symetra replaced the term "take out" with "withdraw"
			and added disclosure to make it clearer that the withdrawals are from the contract.

	b.	Please revise the statement (in the fourth paragraph of this
		section) that fixed annuity payments under this contract are not affected by the investment performance of the Portfolios to clarify that this statement applies once the annuity or income phase begins and that the contract value at the time of annuitization will influence the overall amount of the annuity payments available. Alternatively, please consider moving this statement to the Annuity Payment section.

		-	Symetra revised the disclosure in the fourth paragraph
			on page 12 to make it clearer that fixed annuity payments are not affected by the investment performance of the Sub-account, to clarify that this applies once the income phase begins, and that the contract value at the time of annuitization will influence the overall amount of the annuity payments available.

7.	Annuity Payments (pp. 12-13)

	a.	In the first paragraph of this section, please describe more
		specifically the latest possible annuity commencement date.
		See Form N-4, Item 8(b). Please specify when the contractowner initially selects an annuity option.

		-	Symetra added the maximum annuitization age of 95 to
			the first paragraph of this section. Symetra also added disclosure stating that a contract owner may select an annuity option at any time by requesting an election form from us.

	b.	In the second paragraph, please specify when the contractowner
		names the "payee" for annuity payments. Please disclose how a contractowner may change an annuity option prior to the Income Phase.

		-	Symetra revised the disclosure under the section  to
			specify that a contract owner names the payee on the contract application and can change this election at any time. Symetra also added disclosure stating that a contract owner may select an annuity option at any time by requesting an election form from us.

	c.	In the third paragraph of this section (at p. 12), please
		clarify from where premium taxes will be deducted "before annuity payments are calculated." Please disclose whether withdrawals are permitted during the income phase.

		-	Symetra added disclosure to the third paragraph of
			this section to clarify that premium taxes are deducted from the contract value before annuity payments are made. Symetra also made it clear that withdrawals are not allowed during this income phase.

	d.	Please clarify the fourth paragraph of this section (at p. 12)
		addressing when annuity payments will begin. Specifically, the definition of Annuity Date is a single date specified in the contract. The latter two options appear to be inconsistent with this definition. Accordingly, please revise the paragraph to describe the circumstances under which they could occur.

		-	Symetra reviewed the disclosure and made a change to
			the definition of Annuity Date found under Defined Terms on page 4. The latter two options are no longer inconsistent with the definition.

	e.	Beginning with the fifth paragraph, please revise this section
		to more clearly describe all the available annuity options (including non-life options) and how those options are payable, i.e., either on a variable basis, fixed basis, or combination. Please also disclose whether the contractowner may elect annuity payouts in monthly, quarterly, semiannual, or annual installments. Please also disclose how variable annuity payments are calculated and include a more specific discussion of assumed investment returns and their relationship to applicable mortality tables. See Form N-4, Item 8.

		-	Symetra has revised the fifth paragraph of this
			section to better disclose the available annuity options, how those options are payable and how often annuity payments may be made. Symetra has also added disclosure regarding how variable annuity payment are calculated to page 13.

	f.	Please explain to staff why annuity payments made on a variable
		basis will depend on the value of the contract in the Portfolios as of the first close of the New York Stock Exchange on or after the 15th day of the month preceding the annuity date (as stated at p. 13).

		-	Symetra Life's variable annuity payments all occur on
			the 1st of each month and our administrative system is programmed to calculate as of the 15th of the prior month. This is to allow mailing time so that annuity payments reach the payee on or around the first of the month.

	g.	With respect to Fixed Annuity Payments (at p. 13), please
		disclose if the contractowner has the option to apply only a portion of contract value toward the fixed annuity.

		-	Symetra has added disclosure to the Annuity Payments
			section explaining that a contract owner may choose to apply only a portion of the contract value to a fixed annuity.

	h.	Please discuss in more detail how changes in portfolio
		elections will affect the number of units use to calculate annuity payments (as stated at p. 13).

		-	To determine the payment due, a Portfolio's number of
			units to be converted into a monthly payment are multiplied by the current unit value of that particular Portfolio. Any change in the Portfolio election will change the current unit value used to determine the new number of units. Symetra has added disclosure to page 14 to provide this detail.

	i.	Please revise the Annuity Payments section of the Summary
		consistent with changes made to this section.

		-	Symetra has made changes throughout the Summary section
			to make it consistent with this section.

8.	Purchase Payments (p. 13)

	a.	Please revise the first sentence in this section to clarify who
		is buying the contract.

		-	Symetra has revised the first paragraph to reflect that
			the owner is the one purchasing the contract.

	b.	Please disclose if additional purchase payments less than
		$10,000 will not be accepted.  See Form N-4, Item 10(a).

		-	Symetra has added disclosure that Purchase Payments
			less than $10,000 will not be accepted.

	c.	Please revise the first paragraph to note that allocations are
		made among investment options.

		-	Symetra has revised the first paragraph  to better
			discuss the limits on Purchase Payment amounts. Disclosure regarding the allocation of Purchase Payments has been moved to the next Section titled Allocation of Purchase Payments.

9.	Allocation of Purchase Payments/Accumulation Units (p. 14)

	a.	Please clarify in the first paragraph of this section to what
		purchase payments are allocated.

		-	Symetra has revised the first paragraph of the
			Allocation of Purchase Payments Section to note that allocations are made among the Sub-Accounts.

	b.	Please describe more clearly how purchase payments are credited
		including an explanation that purchase payments are credited on the basis of accumulation unit value, how accumulation unit value is determined, and how the number of accumulation units credited to a contract is determined. Please discuss the relationship between subaccounts and accumulation units. See Form N-4, Item 10(a).

		-	Please see response to 9 (d)

	c.	Please explain that investment performance of the portfolio,
		expenses, and deduction of certain charges affect accumulation unit value. See Form N-4, Item 10(b).

		-	Please see response to 9 (d)

	d.	Please more clearly describe that purchase payments are
		credited to a contract on the basis of accumulation unit value next determined after receipt of a purchase payment. See Form N-4, Item 10(c).

		-	Symetra has revised the disclosure to the Accumulation
			Units section to better discuss Purchase Payments and Accumulation Units. Symetra has added disclosure regarding how purchase payments are credited, how accumulation unit value is determined, and how the number of accumulation units credited to a contract is determined.

10.	Right to Examine (p. 14)

	Please disclose who bears the risk of investment loss during the right to return period. The disclosure should more clearly describe the impact of investment risk during this time period and how charges for this time period will be reflected in the amount returned. See Form N-4, Item 11(e).

		-	Symetra has added disclosure to the Right to Examine
			section to clarify who bears the risk of investment during this period. Symetra has also revised the section to better discuss the amount to be returned and that no charges are deducted from this amount if the contract is surrendered during the Right to Examine period.

11.	Description of Portfolio Options (pp. 15-16)

	Please identify which investment options are funds of funds. See Form N-4, Item 5(c). Please note that we may request additional information if any investment options are identified as funds of funds.

		-	None of the Portfolios offered under this contract
			are fund of funds.

12.	Voting Rights (p. 16)

	Please disclose that the effect of proportional voting is that a small number of contractowners may determine the outcome of the vote. See Form N-4,
Item 5(e).

		-	This disclosure has been added to the Voting Rights
			section.

13.	Charges and Expenses (pp. 18-20)

	Mortality and Expense Risk Charge:

	a.	Please revise the description of the basis for the mortality
		and expense risk charge so as to be consistent with the description in the expense table, i.e., as a percentage of average account value. Please clarify the description of the purpose for the charge as described in the last sentence on p. 18. See Form N-4, Item 6.

		-	Symetra revised the description of the mortality and
			expense risk charge in the expense table as well as in the Charges and Expenses section to more accurately reflect that the charge is assessed as a percentage of the average daily net assets of each Sub-Account. Symetra has also revised the disclosure regarding the purpose of this charge.

	b.	The prospectus states (at the top of p. 19) that the rate of
		the mortality and expense risk charge will not be increased. Please confirm to staff that the Registrant will never increase this charge or disclose any limitations on this statement, e.g., the rate will not increase for the life of the contract.

		-	Symetra confirms that the mortality and expense risk
			charge will not be increased for the life of the contract and we have revised the sentence to reflect this.

	Asset-related Administration Charge:

	c.	Please conform to the description of the basis for the asset-
		related administration charge to the description in the expense table and clarify the first sentence of this section consistent with this revision.

		-	Symetra revised the description of the asset-related
			administration charge in the expense table as well as in the Charges and Expenses section to more accurately reflect that the charge is assessed as a percentage of the average daily net assets of each Sub-Account.


	d.	Please explain to staff how the asset-related administration
		charge can be based on average daily net assets of the portfolios or revise the last sentence in the first paragraph describing the asset-related charge (at p. 19) to accurately reflect the basis of the charge. Please make this same revision throughout the prospectus.

		-	Symetra revised the description of the bases for the
			asset-related administration charge to reflect that the charge is assessed as a percentage of the average daily
			net assets of each Sub-Account.   This change has been
			made throughout the prospectus.


	e.	The prospectus states (at the bottom of p. 19) that the rate
		of the asset-related administration charge will not be increased. Please confirm to staff that the Registrant will never increase this charge or disclose any limitations on this statement, e.g., the rate will not increase for the life of the contract.

		-	Symetra confirms that the schedule of asset related
			administration charge rates will not be increased for the life of the contract and we have revised the sentence to reflect this.

	f.	Please clarify the reference to "funds" in the last sentence
		of the first paragraph describing the family discount (at p. 19). Please explain how contractowners will be notified that they are no longer eligible for the family discount and how they will be informed of the new increased asset-related administration charge. Please explain to staff if and how the company will impose the new charge if the contractowners lose eligibility mid-year.

		-	Symetra has removed the family discount from this
			contract.

	Withdrawal Charge:

	e.	The first sentence in this section (at p. 20) states that the
		Registrant will deduct a separate withdrawal charge equal to $25 of the amount withdrawn for each withdrawal after the first withdrawal in a contract year. The next sentence states that the charge is deducted from the remaining value in the contract. Please resolve this discrepancy.

		-	Symetra has removed the phrase "of the amount withdrawn
			for each withdrawal" from the sentence in this section. The charge is $25 and is taken from the remaining value in the contract.

	Premium Taxes:

	f.	Please disclose how a contractowner will be notified if state
		premium taxes are to be deducted from the contract.

		-	The premium tax charge applicable to a contract owner
			is disclosed in their contract.   Symetra has added
			this clarification under the Premium Taxes section.

14.	Transfers (pp. 16-18)

	a.	Please revise the disclosure (at pp. 16-17) to make clear
		that transfers of contract value are made between sub-accounts of the Registrant. See Form N-4, Item 7(b).

		-	Symetra has revised this disclosure to make clear
			that transfers are made between the Sub-Accounts of the Registrant.

	b.	The prospectus notes at the top of p. 17 that Symetra Life
		reserves "the right to modify, suspend, or terminate transfer privileges at any time for some or all contract Owners." It is unclear the extent to which this right extends beyond similar rights defined in the following Market Timing section. Please revise the disclosure to resolve this ambiguity.

		-	Symetra removed this sentence from the disclosure
			since transfer restrictions are disclosed in the Market
			Timing section.


	Scheduled Transfers:

	c.	The disclosure describing Dollar Cost Averaging (at p. 17)
		states that the minimum set transfer amount is $500 per month. The disclosure also states that the minimum transfer amount is $50. Please clarify this disclosure or resolve the apparent discrepancy.

		-	Symetra has revised the description of Dollar Cost
			Averaging to make it clear that the minimum amount of transfer is $500 per month, however, if the transfer is divided among more than one Sub-Account, the minimum amount that can be transferred into a particular Sub-Account is $50.

	d.	Please describe (at p. 17) how earnings will be determined for
		purposes of an Appreciation Sweep scheduled transfer.

		-	Symetra has added language to the Appreciation Sweep
			section disclosing that earnings are defined as any amount of gain in the contract and this is the amount available for transfer under the Appreciation Sweep strategy.

	e.	Please disclose how contractowners will be notified of
		restrictions on the number of scheduled transfers that can be initiated during each policy year or on the investment options available for scheduled transfers.

		-	Symetra has added disclosure that any restrictions on
			scheduled transfers or changes in the Sub-Accounts will be communicated in writing to contract owners.

	Market Timing:

	f.	For clarity, please consider relocating the last paragraph in
		the "Omnibus Order" subsection of the Market Timing section to the "Detection and Deterrence" subsection.

		-	Symetra has moved this paragraph.

15.	Access To Your Money (p. 22)

	a.	Please clarify from what source money is being "taken out" as
		described at the top of p. 22, second column.  Please also
		revise the disclosure in this section to discuss the role of
		"sub-accounts" as opposed to "investment options" and "portfolios."

		-	Symetra has revised the use of Sub-account and Portfolio
			throughout the prospectus to more accurately match the definitions found for these terms under the Defined Terms section on page 4.


	b.	In this section or a separate section, please discuss in great
		detail how a contractowner can redeem or surrender a contract, including how the proceeds are calculated and when they are payable. See Form N-4, Item 11.

		-	A section titled "Surrendering Your Contract" has been
			added to the prospectus.

	c.	In this section or in the narrative charges section, please
		give an example of how the withdrawal charge and the surrender charge would be imposed on a withdrawal. Please include an example where both charges apply. See Form N-4, Items 6 and 11.

		-	Symetra has added Appendix A which provides examples of
			how the surrender and withdrawal charge is calculated and imposed.

16.	Repetitive Withdrawals (p. 18)

	a.	Please clarify the repetitive withdrawal disclosure beginning
		at the bottom of page 22. For example, please disclose when and how contractowners may request repetitive withdrawals.

		-	Symetra has revised the first paragraph regarding
			Repetitive Withdrawals to be clearer.

	b.	Please put the last two sentences at the bottom of page 22 into
		plain English.

		-	Symetra has revised the language to be in plain English.

	c.	Please generally describe the "correct information" needed to
		calculate the withdrawal amount.

		-	Symetra has added disclosure to page 24 stating that
			Symetra will need gender information and verification of age to calculate the withdrawal amount.

	d.	Please consider giving an example of how the withdrawal amount
		is calculated.

		-	There is no calculation on the withdrawal amount.  The
			contract owner specifies the amount they want withdrawn.

	e.	Please specify any charges that may apply to modification of
		repetitive withdrawals as stated at the top of p. 23. Any applicable charges must be disclosed in the fee table and in the narrative charges section.

		-	Symetra has removed the reference to any applicable
			charges. No charges will apply to a modification of repetitive withdrawals.

	f.	Please clarify the phrase "random withdrawals" as used in the
		first full paragraph on p. 23.

		-	Symetra has changed the term to non-repetitive
			withdrawals.

	g.	Please clarify how life expectancy based repetitive withdrawals
		offer tax advantages over non-life expectancy based repetitive withdrawals.

		-	Symetra has added disclosure to page 24 clarifying how
			life expectancy based repetitive withdrawals offer tax advantages over non-life expectancy based repetitive withdrawals.

17.	Death Benefit (pp. 23-25)

	a.	Please clarify (at p. 23) the consequences to the surviving
		annuitant of the death of another annuitant when a contract is owned by a non-natural person.

		-	Symetra has added disclosure to the Death Benefit
			section stating that upon the death of an annuitant under a contract owned by a non-natural person, the surviving annuitant will not receive a death benefit since the benefit will be paid to the primary beneficiary on the contract.

	b.	Please clarify the calculation date and why, under some
		circumstances, the death benefit will not be calculated until six months from the date of death as stated at page 23.

		-	Symetra has redrafted the section titled Calculation
			Date. We have provided a clearer description of the death benefit calculation date in this reworked section.

	c.	Please revise the Death Benefit section to more clearly
		describe the death benefits available under the contract including when the contractowner elects the benefits, how each death benefit is calculated, and when the death benefit is payable. Please consider giving examples to clarify the disclosure. Please put the description of the Guaranteed Minimum Death Benefit as well as the last full paragraph on
		p. 23 and the first two full paragraphs on p. 24 into plain English. Also, provide examples of how pro-rata withdrawals affect contract value.

		-	Symetra has revised the Death Benefit section to
			better describe the death benefits available and other
			provisions regarding the death benefit.    Because this
			description is in the Guaranteed Minimum Death Benefit section, we assumed that you were requesting the effect of withdrawals on the Guaranteed Minimum Death Benefit and provided that sample.

	d.	Please specify the "other documents, forms or information" needed
		by Symetra Life to pay death benefits.

		-	Symetra has removed this phrase from the death benefit
			section. Symetra only requires proof of death and an election form from at least one beneficiary to pay out a death benefit. This is disclosed under the section titled Calculation Date.

	e.	Please clarify how death benefits are paid (at p. 24) including
		how a beneficiary can convert the death benefit to "annuity payments" and the consequences of surviving spouse continuing the contract.

		-	Symetra has revised the Death Benefit section.  We have
			disclosed more prominently how a death benefit can be paid as an annuity and added a section titled "Spousal Continuation Option" to this section.

	f.	In the Death During the Income Phase section, please clearly
		describe the annuity options which include death benefits. Please also put this section into plain English.

		-	Symetra has revised the Death Benefit section.   We
			have added language regarding which annuity options include a death benefit.

	g.	Please clearly describe (at p. 24) how contractowners would
		benefit from election of the Guaranteed Minimum Death Benefit Age Extension rider.

		-	This disclosure has been added to the Guaranteed
			Minimum Death Benefit Age Extension rider section.

	h.	Please clarify how the list for determining beneficiaries (at p.
		25) relates to the contractowner's designation of a beneficiary. Please explain the phrase "irrevocable Beneficiary" (at p. 25). Please clarify (at p. 25) when the beneficiary has the right to change the payee for remaining annuity payments.

		-	Symetra has revised the section titled Beneficiary
			to better explain the list for determining the recipient of the death payout. We have included a description of irrevocable beneficiary.

18.	General Description of Registrant and Depositor (p. 25)

	a.	Please revise the first sentence of this section to more
		accurately reflect the history of the incorporation of the depositor. See Form N-4, Item 5.

		-	The depositor was incorporated under Washington law on
			January 23, 1957 under the name Safeco Life Insurance
			Company.    In 2004, the name of the depositor was
			changed to  Symetra Life Insurance Company.   The first
			sentence of this section accurately reflects this history.

	b.	Please disclose the date on which the separate account was
		registered as a unit investment trust.  See Form N-4, Item 5.

		-	Symetra has added the date to the Separate Account section.

19.	Changes to the Separate Account (p. 25)

	Please disclose, where applicable, who must approve the separate account changes listed on p. 25. See Form N-4, Item 7(c).

		-	Symetra reworked the disclosure under Changes to
			the Separate Account to make it clearer that Symetra would obtain the necessary approval for each action described whether it be approval from the Commission or a state regulatory department.

20.	Right to Suspend Annuity Payments, Transfers, or Withdrawals (p. 26)

	Please revise this section to discuss the role of "sub-accounts" versus "portfolios."

		-	Symetra has revised the use of Sub-account and
			Portfolio throughout the prospectus to more accurately match the definitions found for these terms under the Defined Terms section on page 4.

21.	Reductions of Charges (p. 26)

	Please clarify what savings are anticipated from sales to the persons described in the second sentence of this section. Also, please note that the possibility of fee waivers or discounts to a group of contractowners should be noted following the fee table. See Form N-4, Item 3, Instruction 6.

		-	Symetra has added disclosure regarding the savings
			anticipates from sales to large groups under the Reduction of Charges section, as well as the addition of footnote 1 to the Owner Transactions Expenses table.

22.	Statement of Additional Information (SAI)

	a.	In the General Information section, please explain to staff the
		legal basis for the statement (at p. 2) that "this registration does not involve supervision of the management of the Separate Account or the Company by the SEC." Alternatively, please delete this statement.

		-	This sentence has been deleted.

	b.	Please put the Services section (at p. 2) into plain English.

		-	This paragraph has been revised and put into plain
			English.

	c.	In the Purchase of Contracts section (at pp. 2-3), please define
		the term "contingent deferred sales charge," or use terminology that is consistent with the prospectus.

		-	Symetra has replaced the contingent deferred sales
			charge with surrender charge.

	d.	Please revise the Annuity Provisions section (at pp. 9-10) to
		include the role of "sub-accounts."  Please put the fifth paragraph
		in this section into Plain English.

		-	Symetra has revised the use of Sub-account and Portfolio
			throughout the prospectus to more accurately match the definitions found for these terms under the Defined Terms section on page 4.


23.	Power of Attorney (Part C)

	Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement. See Rule 483(b) of the 1933 Act.

		-	Symetra has revised its power of attorney to reflect
			the filing numbers to which the power of attorney pertains. Symetra will file this power of attorney as an exhibit to the registration statement.

24.	Financial Statement, Exhibits, and Other Information

	Any financial statements, exhibits and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statements.

		-	Symetra will be updating all financial information
			and exhibits in our pre-effective amendment to be filed on or around December 20, 2006.

25.	Tandy Representation

In connection with comments made by the Commission to the above referenced filing, Symetra Life Insurance Company on behalf of Symetra Separate Account C acknowledges that:

		-	The Separate Account is responsible for the adequacy
			and accuracy of the disclosures in the filings;

		-	The Staff's comments or suggested changes to the
			disclosure in response to staff comments in the
			filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
		-	The Separate Account may not assert staff comments as
			a defense in any proceeding initiated by the Commission under the federal securities laws of the United
			States.

In addition to the changes made in response to the Staff's comments, Symetra has made other minor changes to the prospectus. The annual administration charge has been reduced from $50 to $40. This change is reflected throughout the document. As noted in Response number 13(f), Symetra has removed the family discount from the contract. All references to the family discount have been removed from the prospectus to reflect this.

Please contact me at (425) 256-5026 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.

Sincerely,

/s/  Jacqueline M. Veneziani

Jacqueline M. Veneziani
Senior Counsel
Symetra Life Insurance Company
Jacquie.veneziani@symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax

Enc.